UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Players Network
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
72811P 10 2
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72811P 10 2

1	NAMES OF REPORTING PERSONS Lyle Berman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		3,370,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,370,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,370,000 SHARES (includes warrants to purchase 1,325,000 shares)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 5 Pages

CUSIP No.	72811P 10 2

Item 1(a).	Name of Issuer:
Players Network

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4260 Polaris Avenue, Las Vegas, NV 89103

Item 2(a).	Name of Person Filing:
Lyle Berman

Item 2(b).	Address of Principal Business Office, or if none, Residence:
c/o Lakes Entertainment, Inc., 130 Cheshire Lane, Minnetonka, MN 55305

Item 2(c).	Citizenship:
Mr. Berman is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, $.001 par value

Item 2(e).	CUSIP Number:
72811P 10 2

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with ’ 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with ’ 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.

Page 3 of 5 Pages

CUSIP No.	72811P 10 2

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

2,045,000 SHARES and warrants (which are currently exercisable) to purchase 1,325,000 shares of common stock (held by the Lyle A. Berman Revocable Trust)

(b)	Percent of class:

7.0% (Based upon 47,016,091 shares outstanding as of 11/12/09 as reported in the Issuer’s most recently filed 10-Q)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,370,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,370,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

Item 10.	Certifications.
     (a) Not applicable
     (b) Not applicable
     (c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2010	/s/ Lyle Berman
Lyle Berman